UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 15, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 11, 2022, regarding the Amendment of Articles of Association.

Istanbul, February 11, 2022

Announcement Regarding the Amendment of Articles of Association

Our Company’s Board of Directors has resolved that Articles 9, 17 and 19 of our Company’s Articles of Association shall be amended as attached. The necessary application for the respective amendments has been submitted to the Capital Markets Board on February 11, 2022.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

CURRENT VERSION	AMENDED VERSION

ARTICLE 9 - BOARD OF DIRECTORS

The Company is managed and represented and bound before third persons by the Board of Directors. The Board of Directors is authorised to carry out the affairs of the Company and for the management of Company assets and any and all activities relating to the Company’s scope of business, other than those falling within the authority of the General Assembly.

Subject to the following paragraph, the Board of Directors shall comprise 9 (nine) members to be appointed by the General Assembly.

The number and qualifications of the independent members to serve on the Board of Directors shall be determined according to the Corporate Governance Principles of the Capital Markets Board and the Nomination Committee Operations Principles to be adopted by the Board of Directors in accordance therewith.

In the event that a membership of Board of Directors becomes vacant for any reason or an independent member of Board of Directors ceases to be independent, appointment may be made in accordance with Article 363 and other provisions of Turkish Commercial Code and the capital markets legislation, and the so appointed board member shall be submitted to the approval of shareholders in the following General Assembly meeting. So long as the privileges envisaged as per Article 7 of this Articles of Association are in effect, in the event that any Board of Directors membership elected through the exercise of the privileges granted to Group A Shares becomes vacant, the appointment by the Board of Directors to be made for this vacancy pursuant to Article 363 of Turkish Commercial Code shall be made from amongst the candidates proposed by all of the members of Board of Directors which are elected by the general assembly through the exercise of privileges of the Group A Shares and continue holding their posts unanimously, or if unanimous decision may not be provided, proposed by the majority of the said Board of Directors members.

ARTICLE 9 - BOARD OF DIRECTORS

The Company is managed and represented and bound before third persons by the Board of Directors. The Board of Directors is authorised to carry out the affairs of the Company and for the management of Company assets and any and all activities relating to the Company’s scope of business, other than those falling within the authority of the General Assembly.

Subject to the following paragraph, the Board of Directors shall comprise 9 (nine) members to be appointed by the General Assembly. The appointment and/or dismissal of each Board of Directors member shall be individually discussed and resolved upon by the General Assembly in accordance with separate sub-agenda items under the relevant agenda item.

The number and qualifications of the independent members to serve on the Board of Directors shall be determined according to the Corporate Governance Principles of the Capital Markets Board and the Nomination Committee Operations Principles to be adopted by the Board of Directors in accordance therewith.

In the event that a membership of Board of Directors becomes vacant for any reason or an independent member of Board of Directors ceases to be independent, appointment may be made in accordance with Article 363 and other provisions of Turkish Commercial Code and the capital markets legislation, and the so appointed board member shall be submitted to the approval of shareholders in the following General Assembly meeting. So long as the privileges envisaged as per Article 7 of this Articles of Association are in effect, in the event that any Board of Directors membership elected through the exercise of the privileges granted to Group A Shares becomes vacant, the appointment by the Board of Directors to be made for this vacancy pursuant to Article 363 of Turkish Commercial Code shall be made from amongst the candidates proposed by all of the members of Board of Directors which are elected by the general assembly through the exercise of privileges of the Group A Shares and continue holding their posts unanimously, or if unanimous decision may not be provided, proposed by the majority of the said Board of Directors members.

ARTICLE 17 – GENERAL ASSEMBLY

The following provisions shall be applicable to the General Assembly meetings:

1.   Convention of the General Assembly: The General Assembly shall be convened either ordinarily or extraordinarily in accordance with the relevant provisions of Turkish Commercial Code and Capital Markets Law. In these meetings the agenda items, prepared by the Board of Directors, shall be discussed and resolved as per the relevant provisions of Turkish Commercial Code and the Articles of Association. The extraordinary meetings of the General Assembly shall convene and resolve as deemed necessary for the Company’s business. Rights of the shareholders under Turkish Commercial Code in respect of convening and adding an item in the agenda of the General Assembly meetings are reserved.

The General Assembly meeting procedures are regulated under the Internal General Assembly Directive. General Assembly meetings shall be conducted in accordance with Turkish Commercial Code, the capital markets legislation and the Internal General Assembly Directive.

2.      Attending the General Assembly Meeting by Electronic Means: Right holders, who have a right to attend the general assembly meetings of the Company, can attend such meetings by electronic means pursuant to Article 1527 of Turkish Commercial Code. Pursuant to the Regulation on General Assembly Meetings of Joint Stock Companies by Electronic Means, the Company shall procure that the right holders may attend, deliver opinions, make proposals, and vote by electronic means, either setting up the electronic general assembly system, or purchase related services from the providers of systems that are specifically created for such purposes. In all meetings to be held, pursuant to this provision of the Articles of Association, right holders and their representatives shall be procured to enjoy their rights as stipulated under the aforementioned regulation.

ARTICLE 17 – GENERAL ASSEMBLY

The following provisions shall be applicable to the General Assembly meetings:

1.   Convention of the General Assembly: The General Assembly shall be convened either ordinarily or extraordinarily in accordance with the relevant provisions of Turkish Commercial Code and Capital Markets Law. In these meetings the agenda items, prepared by the Board of Directors, shall be discussed and resolved as per the relevant provisions of Turkish Commercial Code and the Articles of Association. To the extent applicable, the Board of Directors shall prepare agenda items and include sub-agenda items. In particular, the appointment and/or dismissal of each member of the Board of Directors shall be included as individual sub-agenda item(s) and shall be discussed and resolved upon separately by the General Assembly. The extraordinary meetings of the General Assembly shall convene and resolve as deemed necessary for the Company’s business. Rights of the shareholders under Turkish Commercial Code in respect of convening and adding an item in the agenda of the General Assembly meetings are reserved.

The General Assembly meeting procedures are regulated under the Internal General Assembly Directive. General Assembly meetings shall be conducted in accordance with Turkish Commercial Code, the capital markets legislation and the Internal General Assembly Directive.

2.      Attending the General Assembly Meeting by Electronic Means: Right holders, who have a right to attend the general assembly meetings of the Company, can attend such meetings by electronic means pursuant to Article 1527 of Turkish Commercial Code. Pursuant to the Regulation on General Assembly Meetings of Joint Stock Companies by Electronic Means, the Company shall procure that the right holders may attend, deliver opinions, make proposals, and vote by electronic means, either setting up the electronic general assembly system, or purchase related services from the providers of systems that are specifically created for such purposes. In all meetings to be held, pursuant to this provision of the Articles of Association, right holders and their representatives shall be procured to enjoy their rights as stipulated under the aforementioned regulation.

3.      Date of Meeting: Ordinary General Assembly meetings shall convene once a year and within three months following the end of Company’s fiscal year; Extraordinary General Assembly meetings shall convene whenever necessitated by the Company.

4.      Voting Rights and Appointment of Proxy: Right holders or their representatives attending the General Assembly meeting shall enjoy their voting rights pro rata to the sum of their nominal shares. Each share accords the relevant shareholder one voting right, save for the voting privileges granted in accordance with the Articles of Association.

In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non-shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and the shareholders being represented by such proxies.

Regulations of the Capital Markets Board relating to voting by proxy shall apply.

5.     Voting Method: Save for the provisions regarding general assembly meetings to be carried out within the Electronic General Assembly system pursuant to Turkish Commercial Code Article 1527, votes are cast in General Assembly meetings by open ballot through raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in person or by proxy in a meeting. The related provisions of the capital markets legislation shall apply.

6.     Presiding Committee of the General Assembly: Subject to Article 7 of the Articles of Association, Chairman and members of the Presiding Committee of the General Assembly meetings shall be elected by the General Assembly, from among the present shareholders or non-shareholders.

3.      Date of Meeting: Ordinary General Assembly meetings shall convene once a year and within three months following the end of Company’s fiscal year; Extraordinary General Assembly meetings shall convene whenever necessitated by the Company.

4.      Voting Rights and Appointment of Proxy: Right holders or their representatives attending the General Assembly meeting shall enjoy their voting rights pro rata to the sum of their nominal shares. Each share accords the relevant shareholder one voting right, save for the voting privileges granted in accordance with the Articles of Association.

In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non-shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and the shareholders being represented by such proxies.

Regulations of the Capital Markets Board relating to voting by proxy shall apply.

5.     Voting Method: Save for the provisions regarding general assembly meetings to be carried out within the Electronic General Assembly system pursuant to Turkish Commercial Code Article 1527, votes are cast in General Assembly meetings by open ballot through raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in person or by proxy in a meeting. The related provisions of the capital markets legislation shall apply.

7.     Meeting and Decision Quorum: Save as higher quorums are provided for in the applicable legislation, meeting quorum at the General Assembly requires the presence of shareholders representing at least 51% of the total share capital of the Company, represented by shareholders themselves or proxy holders, and save as higher quorums are provided for in the applicable legislation, decision quorum requires the affirmative votes of the majority of the voting rights present in person or by proxy at the meeting, by observing the provisions of Article 7 in relation to voting privilege.

In the event that the above quorums are not met or preserved at the first meeting, the General Assembly quorums shall be subject to provisions of Turkish Commercial Code and capital markets legislation for the second meeting.

As an exception to the above-mentioned rule, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase in the ceiling of the registered share capital requires the presence of shares representing 2/3 of the share capital and affirmative votes of 2/3 of the shares represented in the meeting. The amendments to the Articles of Association violating the privileges established for Group A Shares herein shall not apply without the approval of the Special Assembly of Privileged Shareholders in accordance with the Article 454 of Turkish Commercial Code.

8. Place of Meeting: General Assembly meetings shall convene at the Company’s headquarters or upon the decision of the Board of Directors at another suitable place of the city where the headquarters of the Company is located.

6.     Presiding Committee of the General Assembly: Subject to Article 7 of the Articles of Association, Chairman and members of the Presiding Committee of the General Assembly meetings shall be elected by the General Assembly, from among the present shareholders or non-shareholders.

7.     Meeting and Decision Quorum: Save as higher quorums are provided for in the applicable legislation, meeting quorum at the General Assembly requires the presence of shareholders representing at least 51% of the total share capital of the Company, represented by shareholders themselves or proxy holders, and save as higher quorums are provided for in the applicable legislation, decision quorum requires the affirmative votes of the majority of the voting rights present in person or by proxy at the meeting, by observing the provisions of Article 7 in relation to voting privilege.

In the event that the above quorums are not met or preserved at the first meeting, the General Assembly quorums shall be subject to provisions of Turkish Commercial Code and capital markets legislation for the second meeting.

As an exception to the above-mentioned rule, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase in the ceiling of the registered share capital requires the presence of shares representing 2/3 of the share capital and affirmative votes of 2/3 of the shares represented in the meeting. The amendments to the Articles of Association violating the privileges established for Group A Shares herein shall not apply without the approval of the Special Assembly of Privileged Shareholders in accordance with the Article 454 of Turkish Commercial Code.

8. Place of Meeting: General Assembly meetings shall convene at the Company’s headquarters or upon the decision of the Board of Directors at another suitable place of the city where the headquarters of the Company is located.

ARTICLE 19 – ANNOUNCEMENTS AND ANNUAL REPORTS

Announcements with regard to the Company shall be made in accordance with the provisions of Turkish Commercial Code, the capital markets legislation and other relevant legislation.

The General Assembly meeting announcements shall be made within the periods specified under the applicable legislation, in accordance with Turkish Commercial Code, the capital markets legislation and the Capital Markets Board’s Corporate Governance Principles. The General Assembly meeting announcements shall be made at least three weeks before the date of General Assembly meeting, excluding the dates of announcement and meeting, in accordance with the procedures envisaged under the legislation.

Financial tables and reports required by the capital markets legislation and independent audit report, shall be disclosed to the public according to rules and procedures set forth by Turkish Commercial Code and the capital markets legislation.

ARTICLE 19 – ANNOUNCEMENTS AND ANNUAL REPORTS

Announcements with regard to the Company shall be made in accordance with the provisions of Turkish Commercial Code, the capital markets legislation and other relevant legislation.

The General Assembly meeting announcements shall be made within the periods specified under the applicable legislation, in accordance with Turkish Commercial Code, the capital markets legislation and the Capital Markets Board’s Corporate Governance Principles. The General Assembly meeting announcements shall be made at least three weeks before the date of General Assembly meeting, excluding the dates of announcement and meeting, in accordance with the procedures envisaged under the legislation.

In addition to the requirements under all applicable legislation, the following matters shall be included in each annual report:

•      Information on attendance by members of the Board of Directors to Board of Directors meetings and committee meetings, on an individual basis, with respect to each fiscal year covered by the annual report

•     Detailed information on Board of Directors’ diversity policy, targets, measures and projected timeframes for achievement

•      Independent auditor fees, with respect to each fiscal year covered by the annual report

Financial tables and reports required by the capital markets legislation and independent audit report, shall be disclosed to the public according to rules and procedures set forth by Turkish Commercial Code and the capital markets legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 15, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 15, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer